NORFOLK SOUTHERN CORPORATION
Three Commercial Place
Norfolk, Virginia 23510-2191

April 11, 2013

VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Norfolk Southern Corporation
Registration Statement on Form S-4 (File No. 333-186709)

Dear Sir or Madam:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Norfolk Southern Corporation (the “Company”) respectfully requests that the effective date of the Registration Statement on Form S-4 (File No. 333-186709), filed by the Company on April 11, 2013, be accelerated by the Securities and Exchange Commission (the “Commission”) to April 15, 2013 at 4:00 p.m. Eastern Daylight Time or as soon as practicable thereafter.

Pursuant to your letter to the Company dated March 11, 2013, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests that it be notified of such effectiveness by a telephone call to David Goldschmidt of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3574 and that such effectiveness also be confirmed in writing.

Very truly yours,

NORFOLK SOUTHERN CORPORATION

By:	/s/ William A. Galanko
	Name:	William A. Galanko
	Title:	Vice President - Law